SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2015

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated November 3, 2015

Press Release dated November 5, 2015

Press Release dated November 12, 2015

Press Release dated November 18, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: November 30, 2015

Joint press release

Eni and FSI: sale and purchase of a stake in Saipem, the purchase price has been established in approximately EUR 463 million. The price for each Saipem share purchased by FSI will be EUR 8.3956

San Donato Milanese (Milan), November 3, 2015 - With reference to the subscription of the sale and purchase agreement between Eni SpA ("Eni") and Fondo Strategico Italiano SpA ("FSI"), the object of which is the sale, from Eni to FSI, subject to the occurrence of certain conditions precedent, of a stake in the Saipem SpA ("Saipem") share capital, consisting of No. 55,176,364 ordinary shares, equal to 12.5% of the share capital plus one share, as announced to the market on October 28, 2015, Eni and FSI announce that the purchase price of the abovementioned stake will be EUR 463,238,681.60.

The price for each Saipem ordinary share purchased by FSI will therefore be EUR 8.3956.

The price per share is the arithmetic average of the official prices of Saipem ordinary shares recorded during the two trading days prior to, and the four trading days following, Saipem’s announcement to the market of the capital increase – which occurred on October 27, 2015 – and, therefore, during the trading days October 26 and 27, 2015, and during the trading days October 28, 29 and 30, 2015 and November 2, 2015.

The price per share falls within the range of the minimum price (EUR 7.4000) and maximum price (EUR 8.8300) established in the sale and purchase agreement.

Company Contacts:	Press office FSI
Press Office: Tel. +39.0252031875 - +39.0659822030	Studio Noris Morano
Freephone for shareholders (from Italy): 800940924	Tel. +39 02 76004736.45
Freephone for shareholders (from abroad): +80011223456	+39 335 6964585
Switchboard: +39-0659821	norismorano@studionorismorano.com
ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com
Web site: www.eni.com	Web site: www.fondostrategico.it

Eni makes a new discovery offshore Congo

San Donato Milanese (Milan), November 5, 2015 - Eni made a new discovery of gas and condensates offshore Congo, in the exploration prospect of Nkala Marine, located in Marine XII block, about 20 kilometers from the coast and 3 kilometers from the Nene Marine field, already in production.

The finding, realized through the Nkala Marine 1 well, is expected to have a potential of 250-350 million barrels of oil equivalent in place. During the production test, the well provided over 300,000 standard cubic meters per day (sm3d) of gas and associated condensates. The well, drilled in a water depth of 38 meters, encountered a major gas and condensates buildup in the pre-salt clastic geological sequence of lower Cretaceous age, crossing a hydrocarbon column of 240 meters.

Eni will be starting the evaluation of Nkala Marine through new delineation wells. Meantime, together with the joint venture partners, the company will start studies for its commercial development which is framed in a context of optimized exploitation of the oil and gas discoveries in the Marine XII permit.

The exploration of the pre-salt sequences continues to deliver new discoveries all along the West Africa’s margin and confirms Eni’s exploration technologies effectiveness, given the technical complexity of these plays. Eni estimates the resources in place of oil and gas discoveries made in the pre-salt Marine XII block to be approximately 5.8 billion barrels of oil equivalent (bboe). The production of the block, begun last December, is increasing and it currently stands at around 15,000 boe per day.

Eni, through its subsidiary Eni Congo, is the operator of Marine XII block with a 65% stake. The other partners are New Age, with 25% stake, and the Congolese state company Societé Nationale des Pétroles du Congo (SNPC), with 10% stake.

Eni has been present in Congo since 1968 and its current production in the country is about 110,000 barrels of oil equivalent per day. Eni has also been present in Sub Saharan Africa since the '60s and has been operating in exploration and production projects in Angola, Congo, Ghana, Gabon, Mozambique, Nigeria, the Republic of Congo, Kenya, Liberia, Ivory Coast and South Africa. The Sub-Saharan area, where Eni currently produces about 450,000 barrels of oil equivalent per day, is characterized by an organic growth as a result of numerous exploration successes.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: after CONSOB’s resolution, the first condition precedent to the sale and purchase of a stake in Saipem has been satisfied

San Donato Milanese (Milan), November 12, 2015 - Eni SpA ("Eni") announces that, following the reasoned resolution issued by CONSOB yesterday evening, the first condition precedent to the sale in favor of Fondo Strategico Italiano SpA ("FSI") of No. 55,176,364 ordinary shares held by Eni, corresponding to 12.5% plus one share of Saipem SpA’s share capital, as announced to the market on October 28, 2015, has been satisfied. In particular, CONSOB’s reasoned resolution above, which has been issued pursuant to Article 106, paragraph 6, of the Legislative Decree No. 58/1998 (the "Consolidated Financial Act"), has stated that the proposed purchase of a stake in Saipem by FSI and the execution of the shareholders’ agreement between Eni and FSI do not involve an obligation to launch a mandatory takeover bid, as the transaction falls within the specific exemption provided for by Article 106, paragraph 5, letter b) of the Consolidated Financial Act, applicable to any "transfers ... among parties that are related by virtue of significant shareholding interests".

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: proposals for Saipem’s Shareholders Meeting

Rome, November 18, 2015 - Eni’s Board of Directors has approved to submit to the Saipem Shareholders Meeting, convened on December 2, 2015 on a single call to decide on, among other things, the integration of the Board of Statutory Auditors, the proposal to appoint Giulia De Martino as effective Statutory Auditor and Maria Francesca Talamonti as alternate Statutory Auditor of the company.

Eni holds 189,423,307 ordinary shares of Saipem, representing 42.913% of all ordinary shares.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com